UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

 (Title of Class of Securities)

466096104
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 14th Floor
Atlanta, GA  30309
Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 466096104	Page 2 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 562,599
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 562,599
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,599
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 466096104	Page 3 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,956
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 466096104	Page 4 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,956
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 5 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,029
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 6 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 466096104	Page 7 of 11 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D, filed with the Securities and Exchange Commission on November 3, 2011, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.05 per share of J. Alexander’s Corporation, a Tennessee corporation (the “Company” or “Issuer”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. “Privet” refers to Privet Fund together with Privet Management.

The undersigned hereby amend and supplement the Schedule 13D as follows.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 603,985 shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,814,872, not including brokerage commissions, of which approximately $3,537,491 was funded with partnership funds of Privet Fund, $259,207 was funded with assets under separately managed accounts with Privet Management, and $18,174 was funded with personal assets of  Mr. Rosenzweig.  The participants may have effected purchases of the Company’s Shares through margin accounts maintained with prime brokers, who may have extended margin credit as and when requested to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such broker’s credit policies.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 14, 2012, the Reporting Persons delivered a letter to the Vice President, Chief Financial Officer and Secretary of the Company, R. Gregory Lewis (the “June 14 Letter”) to be delivered to the Independent Directors of the Company.  In the June 14 Letter, the Reporting Persons note the provisions of the Company’s bylaws and Tennessee law that require the Annual Meeting to be held no later than June 30 and July 1, respectively.  The Reporting Persons also believe that the timeframe required by the bylaws and Tennessee law could not be met by the Company and urge the Independent Directors to fulfill their fiduciary duties to the shareholders.  A copy of the June 14 Letter is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

On June 28, 2012, Privet announced that it delivered a letter to the Vice President, Chief Financial Officer and Secretary of J. Alexander’s Corporation, R. Gregory Lewis (the “June 28 Letter”) to be delivered to Independent Directors of the Company.  In the June 28 Letter, the Reporting Persons express dissatisfaction with the proposed merger with a subsidiary of Fidelity National Financial; particularly, the Reporting Persons express concern over the thoroughness of the sale process.  A copy of the June 28 Letter is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 466096104	Page 8 of 11 Pages

On July 2, 2012, the Reporting Persons filed a complaint with the Chancery Court of the State of Tennessee to compel the Company to hold an annual meeting of shareholders as required by Tennessee law (the “Complaint to Compel Annual Meeting”).  A copy of the Complaint to Compel Annual Meeting is attached as Exhibit 99.3 hereto and is incorporated by reference herein.

On July 5, 2012, Privet delivered notice to the Secretary of the Company, R. Gregory Lewis exercising its right to call a special meeting of stockholders for the purpose of adding two seats to the current Board and to fill those newly vacant seats with Mr. Levenson and Mr. Diener (the “Notice of Special Meeting”).  A copy of the Notice of Special Meeting is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

On July 5, 2012, Privet issued an open letter to shareholders of J. Alexander’s Corporation (the “July 5 Letter”).  In the July 5 Letter, the Reporting Persons outline their dissatisfaction with the proposed merger, particularly the amount and form of economic compensation as well as the thoroughness and motivations behind the sale process.  The Reporting Persons further inform shareholders of the steps that they are taking in order to achieve shareholder representation on the Issuer’s Board of Directors.  A copy of the June 5 Letter is attached as Exhibit 99.5 hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)           As of the date of this filing, the remaining Reporting Persons beneficially own 603,985 shares (the “Shares”), or approximately 10.1% of the outstanding Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Company for quarterly period ended April 1, 2012, which reported that 5,996,453 shares of Common Stock were outstanding as of May 15, 2012.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1	June 14 Letter

Exhibit 99.2	June 28 Letter

Exhibit 99.3	Complaint to Compel Annual Meeting

Exhibit 99.4	Notice of Special Meeting

Exhibit 99.5	July 5 Letter

SCHEDULE 13D

CUSIP No. 466096104	Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2012	PRIVET FUND LP

By: Privet Fund Management LLC,
Managing Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ Todd Diener
Todd Diener

SCHEDULE 13D

CUSIP No. 466096104	Page 10 of 11 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund Management LLC

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
6/14/2012	Purchase	8	9.09
6/14/2012	Purchase	200	9.099
6/14/2012	Purchase	392	9.099
6/14/2012	Purchase	400	9.099
6/14/2012	Purchase	200	9.099
6/14/2012	Purchase	300	9.099
6/14/2012	Purchase	200	9.099
6/14/2012	Purchase	300	9.099
6/14/2012	Purchase	300	9.1999
6/14/2012	Purchase	100	9.1999
6/14/2012	Purchase	300	9.1999
6/14/2012	Purchase	300	9.1999
6/14/2012	Purchase	55	9.2
6/14/2012	Purchase	745	9.1989
6/14/2012	Purchase	100	9.1989
6/14/2012	Purchase	100	9.1989
6/14/2012	Purchase	455	9.199
6/14/2012	Purchase	100	9.199
6/14/2012	Purchase	45	9.199
6/14/2012	Purchase	200	9.199
6/14/2012	Purchase	200	9.199
6/14/2012	Purchase	500	9.1989
6/14/2012	Purchase	100	9.1989
6/14/2012	Purchase	200	9.1989
6/14/2012	Purchase	100	9.1989
6/14/2012	Purchase	100	9.1989
6/14/2012	Purchase	145	9.2
6/14/2012	Purchase	100	9.2
6/14/2012	Purchase	200	9.2
6/14/2012	Purchase	100	9.2
6/14/2012	Purchase	100	9.2
6/14/2012	Purchase	55	9.2499
6/14/2012	Purchase	100	9.2499

SCHEDULE 13D

CUSIP No. 466096104	Page 11 of 11 Pages

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
6/14/2012	Purchase	100	9.2499
6/14/2012	Purchase	100	9.22
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	45	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.2489
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	155	9.3
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	500	9.3
6/14/2012	Purchase	300	9.3
6/14/2012	Purchase	100	9.3
6/14/2012	Purchase	100	9.2999

1 Not including any brokerage fees.